UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)*

ONESPAWORLD HOLDINGS LIMITED

(Name of Issuer)

Common Shares

(Title of Class of Securities)

P73684113

(CUSIP Number)

Marc Magliacano

Steiner Leisure Limited

c/o Harry B. Sands, Lobosky Management Co. Ltd.

Office Number 2

Pineapple Business Park

Airport Industrial Park

P.O. Box N-624

Nassau, Island of New Providence, Commonwealth of The Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

CUSIP No. 8676EP108	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons Steiner Leisure Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Commonwealth of the Bahamas

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,935,896(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,935,896(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,935,896(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.09%(2)
14.	Type of Reporting Person (See Instructions) CO

1.

Does not include beneficial ownership of approximately 13,421,914 non-voting common shares, par value $0.0001 per share (“Non-Voting Common Shares”), or warrants to purchase approximately 4,004,999 Non-Voting Common Shares, because such shares and warrants are non-voting securities; provided that such Non-Voting Common Shares may be converted into common voting shares and the warrants may be exercised to acquire Non-Voting Common Shares convertible into common voting shares upon the election of Steiner Leisure, subject to certain conditions including the approval of the Issuer, as provided in the Issuer’s Third Amended and Restated Memorandum and Second Amended and Restated Articles of Association and as further described in the registration statement on Form S-3 (Registration No. 333-239628) filed by the Issuer with the Securities and Exchange Commission on July 17, 2020.

2.	The percentage is calculated based upon 83,697,994 common voting shares outstanding as of April 26, 2023, as set forth in the Issuer’s Form 8-K filed on April 26, 2023

CUSIP No. 8676EP108	13D	Page 3 of 5 Pages

1.	Names of Reporting Persons Nemo Investor Aggregator, Limited.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,935,896(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,935,896(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,935,896(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.09%(2)
14.	Type of Reporting Person (See Instructions) CO

1

Does not include beneficial ownership of approximately 13,421,914 Non-Voting Common Shares, or warrants to purchase approximately 4,004,999 Non-Voting Common Shares, because such shares and warrants are non-voting securities; provided that such Non-Voting Common Shares may be converted into common voting shares and the warrants may be exercised to acquire Non-Voting Common Shares convertible into common voting shares upon the election of Steiner Leisure, subject to certain conditions including the approval of the Issuer, as provided in the Issuer’s Third Amended and Restated Memorandum and Second Amended and Restated Articles of Association and as further described in the registration statement on Form S-3 (Registration No. 333-239628) filed by the Issuer with the Securities and Exchange Commission on July 17, 2020.

2	The percentage is calculated based upon 83,697,994 common voting shares outstanding as of April 26, 2023, as set forth in the Issuer’s Form 8-K filed on April 26, 2023.

CUSIP No. 8676EP108	13D	Page 4 of 5 Pages

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2020, as amended by Amendment No. 1 thereto filed with the Commission on December 30, 2020 and Amendment No. 2 thereto filed with the Commission on July 12, 2021 (the “Original Schedule 13D”). The Original Schedule 13D is hereby amended as follows:

Item 2. Identity and Background

Item 2(a) of the Original Schedule 13D is hereby amended by deleting “Nemo Parent, Inc. (“Parent”).”

Item 2(b) of the Original Schedule 13D is hereby amended by deleting the following:

“Nemo Parent, Inc.

C/O Lennox Paton Corporate Services Ltd

3 Bayside Executive Park

West Bay Street

Nassau, Bahamas”

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

On April 25, 2023, pursuant to a Warrant Exchange Agreement, dated March 15, 2023, by and among the Company and Steiner Leisure, Steiner Leisure exchanged 1,486,520 warrants for 260,141 common shares of the Company. No consideration was paid for such exchange.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

On April 25, 2023, pursuant to a Warrant Exchange Agreement, dated March 15, 2023, by and among the Company and Steiner Leisure, Steiner Leisure exchanged 1,486,520 warrants for 260,141 common shares of the Company. No consideration was paid for such exchange.

Item 5. Interest in Securities of the Issuer.

Paragraph 2 and 3 of Item 5(b) of the Original Schedule 13D is amended and restated as follows:

As of April 25, 2023, Steiner Leisure directly owns 5,935,896 common shares, representing 7.09% of shares outstanding, based upon 83,697,994 common voting shares outstanding as of April 26, 2023, as set forth in the Issuer’s Form 8-K filed on April 26, 2023. Steiner Leisure is controlled by Aggregator. Aggregator is governed by a board of directors consisting of seven directors. Each director has one vote, and the approval of a majority of the directors is required to approve an action of Aggregator. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed to be a beneficial owner of the entity’s securities.

Aggregator may be deemed to be the beneficial owner of the common shares directly held by Steiner Leisure. Each Reporting Entity disclaims beneficial ownership of such Shares except to the extent of its pecuniary interest therein.

CUSIP No. 8676EP108	13D	Page 5 of 5 Pages

Exhibit A

Exhibit A is hereby amended and restated as follows:

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Entities are set forth below.

1.	Steiner Leisure Limited

Name	Position	Citizenship
Robert C. Boehm	Director, Chief Executive Officer and Executive Vice President	United States
Marc Magliacano	Director and Vice President	United States
Steve Lau	Director and Vice President	United States

2.	Nemo Investor Aggregator, Limited

Name	Position	Citizenship
Robert C. Boehm	Director	United States
Marc Magliacano	Director, President and Chairman	United States
Steve Lau	Director and Executive Vice President	United States
Laura Lang	Director and Executive Vice President	United States
Lisa Myers	Director	United States
Frank Newman	Director	United States
Sandy Litvack	Director	United States

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2023

Steiner Leisure Limited

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	Vice President and Assistant Secretary

Nemo Investor Aggregator, Limited

By:	/s/ Marc Magliacano
Name:	Marc Magliacano
Title:	President and Chairman